U.S. Securities and Exchange Commission
Washington, D.C. 20549

03031716

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

Residential Funding Mortgage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

FOR 9-24-03
Current Report on Form 8-K 2003-S17
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

____
Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
SEP 25 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of September, 2003.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

CREDIT SUISSE | FIRST BOSTON

WE OWN AND OFFER

500 mm AAA (approx.) RFMSI 2003-S17, 30YR JUMBO A

GROSS WAC: ~5.70% (+/- 0.10%)
WAM: 357 (+/- 3 months)
WALTV: Approx. 65%
FICO: Approx. 744

CALIFORNIA: Max 50%
AVERAGE LOAN BALANCE: Approx. $430,000

CASH-OUT REFI: Approx. 15%

RATING: "Aaa/AAA" (by two rating agencies, to be determined)
ESTIMATED CREDIT SUPPORT: 2.50%

SETTLEMENT: 9/30/2003
All characteristics subject to +/- 15%:
ALL NUMBERS APPROXIMATE

G65 Mtge YT

Bloomberg CMO

RFMSI 2003-S17 6A1 5.5% LEGAL MTY N/A ADV:<PAGE>

66 <GO> BCC0C51P9 CMO: Notes 88 <Go>

65 <GO> 5.700(358)2 WAC(WAM)AGE ASSUM

ASSUMED	9/30/03: 40,696,200	next pay 10/25/03 (monthly)	30/360 Cashflows
collateral	9/25/03: 40,696,200	rcd date 9/30/03 (24 Delay)	created 8/14/03 1stProj 10/25/03
-NO History-	factor 1.000000000000	accrual 9/ 1/03- 9/30/03	ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

Vary PRICE 32 32	Px 250	100	200	300	400		
	250 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
97	6.450	6.075	6.332	6.558	6.752		
98	6.109	5.878	6.036	6.176	6.295		
99	5.773	5.684	5.745	5.799	5.845		
100	5.443	5.494	5.459	5.428	5.402		
101	5.117	5.306	5.176	5.062	4.965		
102	4.796	5.122	4.898	4.702	4.535		
103	4.480	4.940	4.625	4.347	4.110		
AvgLife	3.50	6.88	4.14	3.07	2.52		
Mod Dur	3.03	5.27	3.50	2.70	2.26		
DateWindow	10/03- 2/25/11	10/03- 9/25/19	10/03- 12/25/12	10/03- 12/25/09	10/03- 7/25/08		
Spread I	+303/AL	+192/AL	+274/AL	+322/AL	+349/AL		

NEVER CALLED

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 8:07						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.94	1.01	1.60	2.13	3.14	4.29	5.20

Format# 1-YT CALLABLE 3y 100-22 5y 99-30

G65 Mtge YT

Bloomberg CMO

66 <GO> RFMSI 2003-S17 6A4 5.5% LEGAL MTY N/A ADV:<PAGE>

BCC0C51Z7 CMO: Notes 88 <Go>

65 <GO> 5.700(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/03: 30,030,000 9/25/03: 30,030,000 factor 1.000000000000	next pay 10/25/03 (monthly) rcd date 9/30/03 (24 Delay) accrual 9/ 1/03- 9/30/03	30/360 Cashflows created 8/14/03 1stProj 10/25/03 ASSUMED collateral

9/30/03 QUOTED

YIELD-TO-MATURITY

Vary PRICE 32 32 (Px 250)	250 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
97	5.896	5.843	5.880	5.910	5.935		
98	5.768	5.736	5.759	5.777	5.792		
99	5.642	5.630	5.639	5.646	5.651		
100	5.518	5.525	5.520	5.516	5.513		
101	5.395	5.422	5.404	5.388	5.376		
102	5.275	5.321	5.288	5.262	5.241		
103	5.155	5.221	5.175	5.138	5.108		
AvgLife	11.58	15.25	12.49	10.86	9.81		
Mod Dur	8.07	9.61	8.47	7.74	7.23		
DATE Window	10/08- 7/25/33	10/08- 7/25/33	10/08- 7/25/33	10/08- 7/25/33	10/08- 7/25/33		
Spread I	+114/AL	+96/AL	+110/AL	+118/AL	+125/AL		

100 CALL N Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 8:09						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.94	1.01	1.60	2.13	3.14	4.29	5.20

Format# 1-YT CALLABLE 10y 99-22+ 30y 102-15

G65 Mtge YT

Bloomberg CMO

66 <GO> BCC0C51U8 CMO:

RFMSI 2003-S17 6A7 5.5% LEGAL MTY N/A ADV:<PAGE> Notes 88 <Go>

65 <GO> 5.700(358)2 WAC(WAM)AGE ASSUM

ASSUMED	9/30/03: 22,263,000	next pay 10/25/03 (monthly)	30/360 Cashflows
collateral	9/25/03: 22,263,000	rcd date 9/30/03 (24 Delay)	created 8/14/03 1stProj 10/25/03
-NO History-	factor 1.000000000000	accrual 9/ 1/03- 9/30/03	ASSUMED collateral

9/30/03 QUOTED

YIELD-TO-MATURITY

Vary PRICE 32 $\frac{1}{32}$	Px 250 250 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
97	5.880	5.782	5.841	5.926	6.032		
98	5.759	5.698	5.734	5.786	5.852		
99	5.639	5.615	5.629	5.649	5.675		
100	5.520	5.534	5.526	5.514	5.499		
101	5.403	5.453	5.424	5.381	5.327		
102	5.288	5.374	5.323	5.249	5.156		
103	5.175	5.296	5.223	5.119	4.987		
AvgLife	12.28	21.87	14.90	10.21	7.26		
Mod Dur	8.47	12.31	9.69	7.41	5.72		
DateWindow	2/11- 7/25/33	9/19- 7/25/33	12/12- 7/25/33	12/09- 7/25/33	7/08- 7/25/33		
Spread I	+111/AL	+62/AL	+98/AL	+121/AL	+184/AL		

100 CALL N Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 8:08

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.94	1.01	1.60	2.13	3.14	4.29	5.20

Format# 1-YT CALLABLE 10y 99-22+ 30y 102-15+ s

G65 Mtge YT

Bloomberg CMO

66 <GO> RFMSI 2003-S17 8A1 5.5% LEGAL MTY N/A ADV:<PAGE>

BCCOCBYH8 CMO: Notes 88 <Go>

65 <GO> 5.700(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/03: 66,625,000 9/25/03: 66,625,000 factor 1.000000000000	next pay 10/25/03 (monthly) rcd date 9/30/03 (24 Delay) accrual 9/ 1/03- 9/30/03	30/360 Cashflows created 9/ 3/03 1stProj 10/25/03 ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

Vary 32 1/32 PRICE	Px250 250 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
97	6.132	5.935	6.066	6.198	6.328		
98	5.913	5.792	5.872	5.953	6.033		
99	5.698	5.651	5.682	5.713	5.744		
100	5.486	5.513	5.495	5.477	5.460		
101	5.279	5.377	5.312	5.246	5.180		
102	5.075	5.244	5.132	5.018	4.906		
103	4.874	5.113	4.955	4.794	4.636		
AvgLife	6.26	11.05	7.37	5.43	4.30		
Mod Dur	4.75	7.27	5.38	4.26	3.53		
DateWindow	10/03- 7/25/33	10/03- 7/25/33	10/03- 7/25/33	10/03- 7/25/33	10/03- 7/25/33		
Spread I	+202/AL	+115/AL	+178/AL	+220/AL	+262/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 10:49						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.95	1.01	1.63	2.17	3.18	4.30	5.20

Format# 1-YT 5y99-24 10y99-19 S